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                                                     Filed by Eprise Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                     Commission File No. 0-29319

                                           Subject Companies: Eprise Corporation
                                                                    divine, inc.


INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE EPRISE CORPORATION MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION WITH DIVINE REFERRED TO IN THIS FILING. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed below.

divine, inc. and Eprise Corporation and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Eprise with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 30, 2001. Information regarding Eprise's directors and executive officers is included in Eprise's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 18, 2001. Additional information regarding both companies will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.


TO:       All Eprise employees
FROM:     Joe Forgione
SUBJECT:  company news-employee meeting

As I'm sure many of you have already heard, this morning we announced that Eprise has signed an agreement to be acquired by divine, Inc. We're very excited about this move and believe that the combination of Eprise and divine will allow us to best serve our employees, customers, partners and investors.

Naturally, this transaction will raise a great many questions for our employees, and I look forward to MEETING WITH ALL OF YOU AT 2:30 p.m. THIS AFTERNOON in the third floor conference room to answer any questions you may have at that time. We have arranged a dial-in conference call for remote employees to participate in the meeting. In the meantime, I wanted to provide you with some background about divine, and about this key milestone for our company and the bright future that it presents. All dial-in participants should use the following information to reach the conference call:

  *  PARTICIPANT CODE: 395911
  *  Toll Free Dial In Number: (800) 403-2015
  *  International Access/Caller Paid Dial In Number: (865) 673-6711

In the meantime, I wanted to provide you with some background about divine, and about this key milestone for our company and the bright future that it presents. First, you should know that divine chose sought out Eprise because of a number of key factors:

     The strength and synergy of our products with divine's product family

     The talent and depth of the Eprise team

     A shared vision for the future of the content management and enterprise portal markets divine (Nasdaq: DVIN) is a premier provider of services, technology, and managed applications that extend the enterprise through collaboration, interaction, and knowledge solutions. Divine's business includes a large software and professional services business, and, unlike traditional software companies, divine's business also includes hosting and managed applications services, and syndicated content streams. divine focuses on Global 2000 and high growth middle market firms and currently serves a customer base exceeding 500 companies. I encourage you to visit the company's web site at www.divine.com for more detailed information.

By teaming with divine we expect to extend our sales channels and become part of a broader, extremely compelling product line. Our intention is to maximize this opportunity so we can continue to provide outstanding value to our customers. The combination of divine and Eprise presents a tremendous opportunity for both organizations to extend our collective ability to service our clients and offer exciting career opportunities to our employees.

It is important for each of you to understand that Eprise was not in a position where we had to enter into such an agreement, and the company had many options available to it, including continuing to drive towards profitability as an independent company. But after meeting extensively with divine officials and evaluating their strategy and company after being approached by representatives from divine, we became convinced that by joining forces with divine, Eprise would become part of an organization that has both an impressive vision and the ability to execute on that vision in the long term.

I look forward to meeting with each of you, not only this afternoon but in the days and weeks to come to answer your questions and discuss in detail this exciting new period for Eprise, its employees, customers, partners and investors.

Regards,
Joe

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                               DIVINE QUICK FACTS
                                 WWW.DIVINE.COM

-    FOUNDED IN 1999, IPO IN JULY 2000 (NASDAQ: DVIN)

-    $200 MILLION IN CASH, 2500 EMPLOYEES WITH FIELD OFFICES IN 15 CITIES

-    $68 MILLION IN REVENUE FIRST HALF 2001

-    PROFITABILITY TARGET - Q3 2002

-    DIVINE ACQUISITIONS:

     -    OPENMARKET:         Content management

     -    FRACTA Networks:    User-centric content management solutions

     -    ESHARE:             Customer interaction management (CIM) solutions

     -    INTIRA:             High-end provider of outsourced infrastructure
                              services

     -    ROWECOM:            High-quality service and e-commerce solutions for
                              purchasing and managing print and e-content knowledge resources

     -    OPINIONWARE:        Community software programs

     -    MARCHFIRST:         CRM, planning, consulting

     -    SAGEMAKER:          Enterprise information portal solutions

     -    EMICOM:             Technology holding company providing capital &
                              advisory services to enterprise software companies in Israel

-    DIVINE SOLUTIONS

     -     Professional Services

     -     Collaboration and Interaction Products

     -     Enterprise Content Solutions

     -     Managed Application Services

-    DIVINE'S VERTICAL MARKET FOCUS & CUSTOMERS:

AUTOMOTIVE                     TRANSPORTATION             FINANCIAL
Bridgestone/Firestone          American Airlines          SERVICES/INSURANCE
Harley-Davidson                United Airlines            Barclays
Mazda                          OAG                        Charles Schwab
Toyota                                                    FT.com
                               CONSUMER PRODUCTS/RETAIL   Morgan Stanley
MANUFACTURING                  Best Buy Company Inc.      UBS Warburg
3M                             Chiquita
Avery Dennison                 Crate & Barrel             HIGH TECH/TELECOM
Energizer                      General Mills              AT&T Broadband
International Paper Company    JC Penney                  Compaq
Kohler Company                 Jockey.com                 IBM
Mitsubishi International       McDonald's Corp.           Ingersoll-Rand
Moen World Headquarters        Miller Brewing Company     Microsoft Corporation
Trek Bicycle Corporation       OfficeMax                  Northrop Grumman
                               Pillsbury Company          Polaroid Corporation
BIO-TECH/PHAMACEUTICAL         Walgreens
Allergan                                                  ENERGY/UTILITIES
Amgen                                                     Exxon/Mobil
                                                          Shell

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                       DIVINE, INC. AND EPRISE CORPORATION
                        ACQUISITION QUESTIONS AND ANSWERS

As many of you have read in the announcement, divine, Inc. has announced a definitive agreement to acquire Eprise. This question and answer document is intended to give you a closer look at divine and the benefits that the acquisition affords both divine and Eprise. We hope that this will improve your overall understanding of what's ahead for Eprise and assist you in your interactions with clients.

FINANCIAL

WHEN WAS THE AGREEMENT REACHED AND WHEN IS THE DEAL EXPECTED TO CLOSE?

A definitive agreement was reached Monday, September 17, 2001 for divine to acquire all outstanding shares of Eprise. The deal is expected to close in Q4 2001.

WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?

The merger is being structured as a stock-for-stock merger. Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Eprise common stock for approximately 54 million shares of divine Class A common stock. Eprise stockholders are expected to receive 2.4233 shares of divine Class A common stock in exchange for each share of Eprise common stock.

WHAT ARE THE REVENUE EXPECTATIONS FOR THE NEW COMPANY?

In its most recent quarter ended June 30, 2001, divine reported revenues in excess of $60 million. Given the number of acquisitions it has announced thus far this year, it is difficult to project revenues, and the company has not issued specific guidance. On an overall basis, however, the company has stated its intention to grow to a size of more than $1 billion in revenues in the next 18 months, and to become profitable on an operating basis at the end of that period.

WHAT WILL HAPPEN TO THE CASH ON HAND AT EPRISE?

Following consummation of the transaction, Eprise will continue to satisfy its outstanding obligations as a subsidiary of divine, and its remaining cash balances will become part of the assets acquired by divine.

WHAT IS DIVINE'S FINANCIAL CONDITION?

divine has significant cash resources to support its operations, as well as currency, in the form of its common stock, to support its acquisition strategy. divine reported cash at the end of Q2 at more than $200 million.

divine did incur losses in 2000, which were due in large part to write-downs on the value of majority-owned portfolio companies invested in earlier by divine, many of which did not fit divine's enterprise solutions strategy and have since ceased operations or been


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sold. divine management has reaffirmed its expectation that the company will become profitable in the third quarter of 2002.

WILL THE COMBINED COMPANIES BEGIN REPORTING QUARTERLY EARNINGS IN Q3 OR Q4?

Eprise's results will begin being reported as part of divine's consolidated results upon completion of the transaction.

DOES THE DEAL REQUIRE ADDITIONAL SHAREHOLDER APPROVAL?

The deal requires Eprise shareholder approval and other regulatory approvals. It is our intent that shareholder approval will be secured at a special shareholders' meeting to be scheduled for later this fall. divine and Eprise must also receive approvals from the Securities and Exchange Commission (SEC) and the Federal Trade Commission. The regulatory filings, review, and approval with and from these authorities may take several months.

WHAT HAPPENS TO EPRISE STOCK OPTIONS?

Eprise "in-the-money" options will be exchanged for options in divine based on the exchange ratio. Eprise "out-of-the-money" options will be replaced with the same number of options in divine, at an exercise price determined at the time of deal closure. Additionally, divine has agreed to honor the terms of the Eprise stock option exchange program.

WHAT IF I DON'T WANT DIVINE SHARES BUT PREFER CASH?

The transaction is being structured as a stock-for-stock merger. Since the common stock of both Eprise and divine are publicly traded, shareholders can elect to sell their shares of either company for cash at any time.

IS THE TRANSACTION AFFECTED IN ANY WAY BY THE POTENTIAL DELISTING OF EPRISE SHARES?

We will notify NASDAQ of the transaction and request a hearing to appeal any delisting decision. We do not expect the delisting process to affect the transaction.

WHAT CONDITIONS, IF ANY, MIGHT CAUSE THE COMPLETION OF THE ACQUISITION NOT TO OCCUR?

The merger agreement permits either party to terminate the agreement if there are adverse material changes in the other company's business, along with other customary closing conditions, such as receipt of required approvals. The details of the agreement will be fully disclosed when the agreement is filed with the SEC shortly following the announcement.

ARE THERE ANY ONGOING CONCERNS ABOUT THE TRANSACTION GIVEN THE RECENT PRICE OF DIVINE'S COMMON SHARES?

While the stock market in its current state presents a challenge, it is the belief of both Eprise and divine management that both the strategic and operational advantages of this merger justify the challenge, despite the current stock market conditions.


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IS THERE A BREAK-UP FEE ON EITHER PARTY'S PART IN CASE THE TRANSACTION DOESN'T
OCCUR?

As is typically the case with merger agreements, the terms provide for mutual break-up fees if the agreement is terminated by either party under certain conditions.

WAS THE BOARD OF DIRECTORS' APPROVAL OF THE TRANSACTION UNANIMOUS?

Yes.

WHO WERE THE FINANCIAL ADVISORS?

For Eprise, the financial advisors are Broadview International LLC.

BUSINESS AND STRATEGY

WHAT EXACTLY DOES DIVINE DO?

divine, inc. provides a complete suite of software products, services, and managed applications that help businesses interact, collaborate, and share knowledge with their business communities (customers, partners, and employees) in order to drive revenue, improve productivity, and advance their brand.

Divine's business includes a large software and professional services business, and, unlike traditional software companies, divine's business also includes hosting and managed applications services, and syndicated content streams. divine currently provides these solutions through the following four principal business divisions:

     - PROFESSIONAL SERVICES ORGANIZATION - designs and deploys solutions that drive business results by applying a blend of capabilities in strategy, creative services, and marketing across a broad spectrum of leading technologies

     - ENTERPRISE CONTENT SOLUTIONS - combines leading-edge architecture with high-value business content, providing a single point of access for all of an organization's critical applications and knowledge resources

     - COLLABORATION AND INTERACTION PRODUCTS - develops and deploys products that focus on collaboration, workflow, and relationship management. divine's robust technology platform supports effective customer interaction, improved management of the flow of information, and powerful enterprise collaboration

     - MANAGED APPLICATIONS SERVICES - builds, hosts, manages and monitors an organization's critical applications, delivering guaranteed service levels, a single point of accountability, immediacy in deployment and unparalleled 24x7x365 availability, security and reliability

Established in 1999 and headquartered in Chicago, divine is a publicly held company, whose shares are traded on Nasdaq under the symbol DVIN. Divine has approximately 2,500 professionals, including a sales force of 300. divine has 25 locations across North America and an international presence in the UK, France, Switzerland and India.


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WHAT IS THE HISTORY OF DIVINE?

divine interVentures, inc. was formed in May 1999 as an internet incubator for a very broad range of internet start-ups. In Feb 2001, they announced a new strategy to build an enterprise software company dedicated to building world-class e-business solutions. This new company was formed from several companies in their portfolio (39 at that time), combined with additional companies they would acquire.

At that time, they simplified the company name to divine, inc. and created 2 business units. One unit is the enterprise Web solutions software company, referred to by the name of the parent company, divine. The 2nd business unit is the holding company for the investments in the portfolio companies that are not being merged into the software company, and this 2nd business unit has kept the name divine interVentures.

WHAT IS DIVINE'S STRATEGY TO ACHIEVE ITS MISSION?

divine has been increasing its ability to provide complete e-business solutions by combining best-of-breed software, services, and hosted applications from a variety of companies. In addition to acquiring Eprise, divine is in the process of acquiring hosting assets from Intira, content syndication services from RoweCom, contact call center technology from eshare communications, and a J2EE-based content management and delivery platform and applications from Open Market, which will enable the integration of divine's suite of products and support the development of future applications. In addition, divine's suite of software products includes portal application software (formerly SageMaker) and Web collaboration tools for online surveys, message board, and real-time chat (formerly Opinionware).

In parallel with acquiring the products that will form the new divine, divine has been building its sales organization and today has a sales force of over 300 people.

WHY IS DIVINE ACQUIRING EPRISE?

Management and the board, with counsel from our financial advisors, fully evaluated Eprise's options, both as a stand-alone operation and with this transaction, and determined that this was the best course of action for the company and its shareholders.

The acquisition of Eprise is attractive to divine for several reasons:

     - Eprise and divine have recognized that effective content management is but one significant part of the solution to help businesses improve their interactions and knowledge-sharing with their customers, partners and employees. Eprise's solution leads the content management industry in ease of content contribution and management functionality for business users, as well as ease of deployment -- two critical components for success in completing divine's vision.

     - Eprise's strong balance sheet and cash position, and its business potential, which can be realized with the expanded resources provided by divine.

     - Eprise has attracted a blue-chip list of satisfied customers who will benefit from the expanded divine product family.


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     -    Eprise employees bring significant knowledge of content management and passion for its role in enabling businesses to succeed through improved interaction and collaboration with its constituents.

WHAT IS THE BACKGROUND BEHIND THIS DEAL?

divine determined that content management was an area ripe for consolidation. Businesses have learned that multiple different software capabilities are required to improve their interactions and collaboration with their customers, partners, and employees, in order to improve their business results. As a result of this and the soft economic climate, businesses are increasingly seeking broader product suites from fewer solution providers. divine recognized that companies offering a breadth of products and services therefore have an advantage. Additionally, it recognized that there are significant operational efficiencies in product development, marketing, and distribution that can be achieved by a company of a much larger size in a recessionary marketplace.

WHY IS THIS A GOOD THING FOR EPRISE?

This acquisition has many benefits for Eprise, its employees, and shareholders. Eprise's market and product strategy fits perfectly with divine's vision, and the merger allows both companies to reach our shared vision much faster than either company could do on its own. Eprise has recognized that:

     - An important key to success is an expanded distribution and service capability, enabling Eprise to participate in more sales opportunities. In today's economic climate, the cost of ownership for an Eprise solution makes it an attractive alternative for most organizations. The ability to capitalize on that opportunity is immediately enhanced by the divine sales and service organization.

     - The (eventual) integration of Eprise Participant Server with divine's anticipated suite of products is in line with our product strategy and helps accelerate our progress toward that end. In particular, integration with divine's planned product suite will enable Eprise to quickly enhance its integration with a variety of J2EE-based application servers, to leverage their strengths for content delivery, session management, and system monitoring.

     - Portal and content management software product capabilities are converging. Eprise recognized that these portal and content management markets must come together to provide the complete capabilities of both types of products, and must evolve to provide improved integration with enterprise applications, interaction with business processes, and collaboration between businesses and their constituents.

WHY IS THIS A GOOD THING FOR OUR CUSTOMERS, PROSPECTS, AND FOR THE MARKET IN GENERAL?

This announcement is very positive for all of our customers and prospects. Customers and prospects will have access to an integrated suite of software products and services


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to help them better interact and collaborate with their customers, partners, and employees, rather than integrating several point solution products from many different vendors. In addition, they will have continued access to the skills and services they are accustomed to, and in the future, will have the added strength of an enterprise with a host of additional resources and services.

THERE IS SIGNIFICANT CROSS-OVER IN THE PRODUCT CAPABILITIES AMONG SOME OF THE RECENTLY ACQUIRED COMPANIES, IN PARTICULAR, OPEN MARKET AND EPRISE. WHAT IS DIVINE'S VISION OF HOW THESE PRODUCTS WILL COME TOGETHER TO SOLVE A BUSINESS'S COMPLETE SET OF INTERACTION, COLLABORATION, AND KNOWLEDGE DELIVERY NEEDS?

divine's research showed that both Eprise and Open Market had technology that was strong and complementary and, if combined with broader distribution resources as divine has already begun to assemble, divine could quickly become a leader in this market.

While on the surface, the cross-over between Eprise and Open Market may seem significant, in reality, it is not. After analyzing the customer base, organizational strengths, and technologies of both companies, divine determined that the combination provided a stronger content management base than could be achieved by one or the other. We expect that the strengths of both products will come together to address the entire spectrum of content management and delivery needs for a wide range of audiences: from employees on intranets, to customers, partners and channels through extranets, to prospects via public sites.

Open Market's content management solutions have been focused primarily on centralized management of public-facing publishing and e-commerce sites. Open Market also has a very strong international presence.

Eprise's success comes from organizations seeking to empower business professionals from distributed / dispersed organizations to take an active role in contributing and managing content for all types of online applications including intranets, extranets, and public sites. Eprise has been developing its business internationally and is excited about the expansion possible through the alliance with Open Market and divine.

As the content management market continues to evolve, it is clear that solutions like those provided by Eprise and Open Market are necessary and appropriate to address the broad spectrum of problems facing modern businesses.

While providing distinct solutions, divine does believe that integration between these and other divine products will be important to support the interaction, collaboration and knowledge-sharing needs of its customers. divine intends to provide this integration using standards such as J2EE and XML---standards supported by both Eprise and Open Market. It is expected that Open Market's J2EE-based content management and delivery platform will be the basis for integrating divine's suite of products and will support the development of future applications.


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WHAT IS THE GO-FORWARD PRODUCT STRATEGY? WHAT IS THE EXPECTED TIMELINE FOR
INTEGRATION OF THE PRODUCTS?

A basic level of integration exists among all products today, based on support of open standards like J2EE. Enhanced integration to simplify deployment will be developed as the products come together during 2002. Obviously, the first focus is on improving the level of integration of the various products.

ORGANIZATION AND TRANSITION

WHAT WILL THE ORGANIZATIONAL STRUCTURE OF DIVINE BE?

divine operates on the model of centralized administration and sales, and independent business units. It is expected that Eprise will become part of a division called the Enterprise Content Management division.

WHAT WILL BE THE MAKEUP OF THE EXECUTIVE TEAM?

The details of the management structure will be worked out in coming weeks. Joe Forgione intends to remain with divine in a senior executive position.

WHAT WILL BE THE MAKEUP OF THE BOARD OF DIRECTORS?

divine is acquiring Eprise, so there will be no change to divine's board.



HOW WILL EPRISE AND DIVINE WORK TOGETHER DURING THIS TRANSITION PERIOD?

We have already begun working with a number of representatives from divine, inc. We plan to establish an Integration Team that will represent functional leads from both of our organizations. This team of individuals will work closely and collaboratively together on the integration. We will keep you apprised of the team's progress and key milestones. Our goal is to share information as it becomes available so that you are aware of the benefits and impact the combination has on both of our organizations.

Eprise and divine have recently negotiated a reseller agreement that allows divine's sales force to immediately begin reselling Eprise products.

WHAT DOES THE INTEGRATION OF THE TWO COMPANIES INVOLVE?

The integration involves examining all functional areas of both companies (such as sales, operations, finance, and marketing) and determining how each of these areas can work best together to maximize revenues and minimize operating expenses. Before any of these decisions can be made, the two companies must come to know the other's operation well. They must understand each other's products and services, computer systems, software, personnel, employee benefits, accounting practices, and much more. The information gathering process is what usually encompasses much of the due diligence and early integration stages of the acquisition.


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HOW WILL THE TWO SALES ORGANIZATIONS BE INTEGRATED AND RESPONSIBILITIES BE
SPLIT? WHAT WILL BE THE FINAL SIZE OF THE SALES FORCE?

Today divine has over 300 sales personnel. divine will integrate sales for all its products globally so that it can present a unified company and product offering to its enterprise customers and prospects. Within this sales force there are generalists who sell the entire suite of divine products, as well as specialists who focus on specific product lines. It is expected in coming weeks that plans will be developed for how Eprise sales personnel will be integrated into divine.

ARE STAFF REDUCTIONS ANTICIPATED? AND IF SO, WHERE, WHEN AND IN WHAT
DEPARTMENTS?

Obviously there will be some overlap in responsibilites. One of the major advantages of combining with divine, is to achieve significant operational synergies and thus build a strong profitable company. The management of both companies will work closely together to assure that the right people are selected for the right jobs.

It's premature to speculate on any staff changes until both companies have the opportunity to fully explore marketplace needs and opportunities and then plan resources accordingly. Moving forward, we will need to continue to look for ways to contain costs and focus on keeping our company flexible and nimble.

The most important thing for us to do now is to remember that we are still separate companies and will be until the deal closes later this year. During this time, it's critical for our company, and for each of you individually, to stay focused and to do your best in each of your responsibilities. Good solid performance is important to close the deal, drive shareholder value, maximize the value of your options, your job opportunities at Eprise for the next several months, and the job opportunities that will be available to you after we become part of divine.

ARE OFFICE CLOSINGS/CONSOLIDATIONS EXPECTED?

Decisions on the locations and consolidation of office facilities will be considered during the transition period. At this time, it's premature to speculate on any details.

ARE THERE ANY JOINT CUSTOMERS,? WHAT ARE THE SYNERGIES/PROBLEMS THAT THESE PRESENT?

There appear to be numerous opportunities for Eprise to penetrate divine's installed base to sell content management solutions, and for divine to provide more enterprise products to Eprise's installed base.


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HOW WILL RESELLER CHANNELS, OEM RELATIONSHIPS, AND MARKETING PARTNERSHIPS BE
IMPACTED BY THE DEAL?

Between Eprise and OpenMarket there are complementary partnerships that the combined entity will exploit. For example, OpenMarket has a strong relationship with IBM and Eprise with EDS. In coming weeks there will be a process to assess each partnership in the context of divine's overall business strategy. Those partnerships that continue to fit will be focused on and enhanced with the broader capabilities that divine can provide.

WHAT WILL HAPPEN TO OUR BENEFITS PROGRAM?

For the time being, we will continue with our existing benefits, payroll and vacation programs. As our companies review plans, we will provide you with more detailed information on any changes and actions you may need to take regarding Eprise's transition to divine's programs.

Our employee benefits will remain the same for the time being, and you should continue to use our current insurance programs until further notice.

COMMUNICATIONS

WHO SHOULD WE CONTACT IF THERE ARE QUESTIONS FROM ANALYSTS OR THE MEDIA?

Please do not speak to analysts or the media directly. Direct any investor or financial analyst inquiries to Milt Alpern at 508-661-5217. Direct any industry analyst or media inquiries to any of the following people: Kathy Kessel or Jenn Leader at Eprise, to Ken Peters (kpeters@pancomm.com), Kelly Murray (kmurray@pancomm.com) or Dan Sher (dsher@pancomm.com) at PAN Communications (978/474-1900).

HOW WILL THIS EVENT AND THE GO-FORWARD STRATEGIES BE COMMUNICATED TO FINANCIAL ANALYSTS AND INVESTORS, EMPLOYEES, CUSTOMERS AND PROSPECTS, INDUSTRY ANALYSTS AND MEDIA, AND PARTNERS? This morning we announced the definitive agreement with divine, inc. via a press release, which went over the wire at 7:30 am EDT. We also held a conference call with the financial community today, and we have also begun briefing industry analysts and key media. Moving forward, we will be communicating with our clients, prospects and partners and conveying how our combination with divine inc. offers them additional products and services.

HOW DO I RESPOND TO IMMEDIATE CALLS FROM CUSTOMERS OR PROSPECTS?

We are providing additional Sales Q&A to assist in calls with clients, which will help you phrase responses to questions about Eprise's combination with divine, inc. You should refrain from any written communication (including e-mail) with customers, prospects or partners about the pending deal, other than that provided by Eprise management.


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

This announcement is very positive for all of our customers. They will have continued access to the skills and services they are accustomed to, and in the future will have the added strength of an enterprise with a host of additional products, resources and services.

In the interim, you will want to explain that the two companies remain independent until the transaction closes. Reassure them that all commitments made prior to the acquisition will be honored.

We are allowed to discuss the general benefits and competitive advantages that our acquisition by divine will provide them, but you can't get into matters of price or specific products of divine, inc. Employees should consult our legal department if they are in doubt as to whether an exchange of information or any other pre-closing activity raises any concerns.


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